UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9/A

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

ELSTER GROUP SE

(Name of Subject Company)

ELSTER GROUP SE

(Name of Person(s) Filing Statement)

Ordinary Shares, nominal value €1 per share

American Depositary Shares, each representing

one-fourth of one Ordinary Share

(Title of Class of Securities)

D24648 103
290348 101
(CUSIP Number of Class of Securities)

John D. Bluth

Elster Solutions, LLC

208 South Rogers Lane

Raleigh, NC 27610-2144

+1 (919) 212-4700
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

A. Peter Harwich	Thomas Preute
Allen & Overy LLP	Chief Legal Officer
1221 Avenue of the Americas	Elster Group SE
New York, New York 10020	Frankenstrasse 362
+1 (212) 610-6300	45133 Essen, Germany
+49 201 54 58 0

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed by Elster Group SE, a European public limited liability company (Societas Europaea, or SE) with its registered seat in Germany (“Elster”) with the U.S. Securities and Exchange Commission (the “SEC”) on July 9, 2012 and amended by Amendment No. 1 to the Schedule 14D-9 filed with the SEC on July 10, 2012, Amendment No. 2 to the Schedule 14D-9 filed with the SEC on July 16, 2012, Amendment No. 3 to the Schedule 14D-9 filed with the SEC on July 17, 2012, and Amendment No. 4 to the Schedule 14D-9 filed with the SEC on July 24, 2012 (as previously filed with the SEC, and as amended, the “Schedule 14D-9”) relating to the cash tender offer by Mintford AG, a stock corporation established under German law, registered in the commercial register of the local court of Düsseldorf, Germany, under HRB 65980 (“Bidder”) and an indirect wholly owned subsidiary of Melrose PLC, a public limited company incorporated under the laws of the United Kingdom and registered in England and Wales with registered number 4763064 (“Melrose”), to purchase (i) all issued and outstanding American Depositary Shares of Elster (“ADSs”), each representing one-fourth of one ordinary share of Elster, nominal value €1 per share (“Share”) at a purchase price of $20.50 per ADS (the “ADS Offer Price”), and (ii) all issued and outstanding Shares (which are not otherwise represented by ADSs) at a purchase price of $82.00 per Share (the “Share Offer Price”, the ADS Offer Price or the Share Offer Price, as applicable, the “Offer Price”), in each case payable net to the seller in cash, without interest and subject to any withholding of taxes required by applicable law. The tender offer is disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as it may be amended or supplemented, the “Schedule TO”), filed by Bidder and Melrose with the SEC on July 9, 2012, and is upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 9, 2012 (as it may be amended or supplemented, the “Offer to Purchase”), and in the Letter of Transmittal to Tender American Depositary Shares (as it may be amended or supplemented, the “ADS Letter of Transmittal”) and the Letter of Transmittal to Tender Ordinary Shares (as it may be amended or supplemented, the “Share Letter of Transmittal”, and, together with the ADS Letter of Transmittal, the “Letter of Transmittal”, and such Letter of Transmittal, together with the Offer to Purchase, the “Offer”), copies of which were filed as Exhibits (a)(1)(A), (a)(1)(B), and (a)(1)(C), respectively, to the Schedule TO, and are incorporated herein by reference. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. This Amendment is being filed to reflect certain updates as reflected below.

Item 3. Past Contracts, Transactions, Negotiations and Agreements

Item 3 of the Schedule 14D-9 is hereby amended and supplemented by revising and restating in its entirety the paragraph under the subsection captioned “Information Access and Jurisdiction Agreements” to read as follows:

“Elster has executed individual Information Access and Jurisdiction Agreements with each member of the Administrative Board and each managing director of Elster, pursuant to which Elster agrees, among other things, that it will not initiate or support court proceedings against such individual before a court located in the U.S. with respect to claims relating to the individual’s performance of duties with respect to Elster.

This summary of the Information Access and Jurisdiction Agreements does not purport to be complete and is qualified in its entirety by reference to the forms of Information Access and Jurisdiction Agreement between Elster and (i) members of the Administrative Board, (ii) a Managing Director of Elster, and (iii) a member of the Elster Administrative Board who is also a Managing Director, which are filed as, respectively, Exhibits (e)(16), (e)(17), and (e)(18) hereto and are incorporated herein by reference.”

Item 4. The Solicitation or Recommendation

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph immediately above the subsection captioned “Advisers to the Administrative Board”:

“There is no legal requirement for the Administrative Board to obtain opinions from financial advisors. The requirement under applicable law is for the Administrative Board to make decisions in a careful, thorough and informed manner after appropriate deliberation. In carrying out its duties, the Administrative Board elected to seek advice from legal and financial advisors. Elster engaged Deutsche Bank and Rothschild to provide Elster with financial advice as well as to render opinions to the Administrative Board as to the fairness of the Offer Price, from a financial point of view, to the holders of ADSs and Shares, respectively, other than CVC and its affiliates. Houlihan Lokey was engaged because the independent members of the Administrative Board wanted to engage separate financial advisors who were compensated solely for providing an opinion to the independent members of the Administrative Board as to the fairness of the Offer Price, from a financial point of view, to the holders of ADSs and Shares, respectively, other than CVC and its affiliates. See “Item 5. Person/Assets Retained, Employed, Compensated or Used.”

Item 8. Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

(1) Amending and restating footnote (b) to the table entitled “Projections” in the subsection captioned “Certain Company Projections” as follows:

“Adjusted EBITDA is a non-GAAP financial measure that Elster defines as net income excluding depreciation and amortization, income tax expenses, interest expenses net and adjusted for discrete items such as restructuring costs, refinancing costs, acquisitions costs as well as possible takeover costs including consulting, restructuring, and retention, which, for purposes of the Projections created by Elster’s management and approved by the Administrative Board in May 2012 consisted of adjustments for the operational excellence plan (or Operational Excellence Program) (in the amounts of $36,700,000 and $16,100,000 in 2012 and 2013, respectively) and other adjustments (in the amount of $900,000 in 2012) that primarily consist of costs associated with the departure of the former CFO of Elster in March 2012.”

(2) Amending and restating the paragraph immediately after the footnotes to the table entitled “2012E-2017E annual averages” in the subsection captioned “Certain Company Projections” as follows:

“One of the two primary drivers of anticipated growth for Elster’s business is the deployment of advanced meters, particularly in Europe where a directive from the European Commission is driving towards the conversion of all gas and electricity meters to smart meters by 2022 (80% conversion by 2020). In North America, an early adopting region, the majority of the largest electricity utilities have already deployed smart meters with mid- to small-sized utilities being the second wave expected to come. Smart metering also plays an important role in developing countries such as Brazil and Russia, where theft is a key driver for the installation of smart meters. In general, Elster expects to continue to benefit from a broad and loyal customer base, which is expected to drive a steady replacement business. Furthermore, Elster expects the focus on innovation will provide opportunities for growth through the penetration of new markets and expansion into adjacent opportunities.

The second primary driver of anticipated growth for Elster’s business is global gasification. Encouraging conservation, reducing carbon dioxide and other emissions and promoting more efficient use of energy and scarce natural resources are important factors in investment in natural gas infrastructure. Economic growth and increases in population and the number of domestic households worldwide drive global energy demand. Especially in regions that are urbanizing, still industrializing or developing, such as countries in Asia and South America, Elster management expects there will be an increased need for energy. At the same time, due to concerns about climate change, efforts are being directed towards achieving a low-carbon mix in all parts of the world. Elster expects to benefit from the growing importance of natural gas for residential, commercial and industrial customers. Furthermore, Elster believes the exploration of shale gas particularly in the U.S. and biogas projects in Europe will create opportunities for future growth.

For Elster’s water segment, conservation and economies have been important factors in smart water meter penetration. Growth in Elster’s water segment is expected to accelerate towards the end of the business plan period.

For the MTP, the group Adjusted EBITDA margin has been projected to remain in the mid-teens until 2017. The operational excellence plan (or Operational Excellence Program) is intended to position Elster to take advantage of the growth opportunities described above associated with global gasification trends and smart meter deployments in Europe, and further optimize operational efficiencies. Key elements include consolidating operations and sites, mainly in the U.S. and in Europe, relocating product lines, and increasing Elster’s mix of production in low-cost countries, resulting in an optimization of Elster’s cost structure. Elster expects operating cash flows will be impacted negatively by about $10 million to $20 million in 2012, with a significant positive and recurring annual cash flow impact starting in 2014. The costs associated with the Operational Excellence Program are more fully described in the footnote to the line item “Operational Excellence Program Costs” in the table titled “Reconciliation of Adjusted EBITDA for the MTP.”

Foreign exchange rates of the U.S. Dollar against various global currencies has been assumed for planning reasons to remain constant between 2012 and 2017. Key exchange rates are: USD vs. EUR which has been set at 1.32 and USD vs. GBP at 1.59. Annual price inflation and wage increases between 2012 and 2017 in most relevant geographies / countries have been assumed to remain roughly in line with Elster management’s experience over the last few years.

(3) Adding the following text as footnote (a) to the line item “Operational Excellence Program Costs” in the table entitled “Reconciliation of Adjusted EBITDA for the MTP” in the subsection captioned “Certain Company Projections” (as amended by Amendment No. 4 to the Schedule 14D-9):

“In connection with the operational excellence plan (or Operational Excellence Program), Elster expects to incur total charges in the range of $40 million to $60 million from 2012 through 2014, with the majority to be incurred in 2012. Elster estimates that approximately 70% of these costs will relate to severance and retention costs, with the remainder relating to operation and product line transportation, relocation costs and other exit costs. In addition, Elster estimates that the capital expenditures related to this Operational Excellence Program for the period from 2012 through 2014 will be approximately $35 million. The estimated capital expenditures are consistent with the level of capital expenditures that would otherwise have been required for operations and sites that will be consolidated in the program. However, the expenses and capital expenditures of implementing the Operational Excellence Program may be greater than Elster anticipates, and the implementation of the Operational Excellence Program may be delayed as a result of, among other things, consultations with works councils and relations with Elster’s employees generally, as well as regulatory requirements. In addition, the Operational Excellence Program or Elster’s other business strategies could have adverse tax implications.”

(4) Amending and restating the table entitled “Reconciliation of Net Working Capital for the MTP” in the subsection captioned “Certain Company Projections” (as amended by Amendment No. 4 to the Schedule 14D-9) as follows:

	2012 E			2013 E
(US$m)	Balance Sheet	Net Working Capital I (a)	Net Working Capital II (b)	Balance Sheet	Net Working Capital I (a)	Net Working Capital II (b)
Current Assets
Cash and cash equivalents	91.4	-	-	140.5	-	-
Accounts receivable (net of allowance for doubtful accounts)	303.8	303.8	303.8	303.9	303.9	303.9
Receivables from related parties	6.1	-	-	6.6	-	-
Inventories	169.6	169.6	169.6	180.9	180.9	180.9
Prepaid expenses	4.1	-	-	11.2	-	-
Other current assets	37.0	-	-	37.4	-	-
Income tax refunds	6.5	-	-	10.8	-	-
Deferred tax assets	25.0	-	-	25.0	-	-
Total current assets	643.5	-	-	716.3	-	-
	-	473.4	473.4	-	484.8	484.8

Current Liabilities
Pension and other long-term employee benefits, current portion	13.3	-	-	12.2	-	-
Payroll, bonuses and related accruals	59.7	-	-	63.8	-	-
Short-term debt and current portion of long-term debt	12.2	-	-	10.0	-	-
Accounts payable	218.1	218.1	218.1	228.7	228.7	228.7
Warranties, current portion	24.9	-	-	27.8	-	-
Other current liabilities	97.2	-	-	86.4	-	-
Advance payments forming a part of "Other current liabilities"	23.7	-	23.7	24.5	-	24.5
Deferred revenue	7.8	-	-	6.1	-	-
Income tax payable	28.0	-	-	28.0	-	-
Deferred tax liabilities	8.0	-	-	8.0	-	-
Total current liabilities	469.1	-	-	470.9	-	-
	-	218.1	241.8	-	228.7	253.2

Total current assets less current liabilities	174.4	-	-	245.4	-	-
Net working capital	-	255.3	231.6	-	256.2	231.7

(a) Elster defines Net Working Capital I as accounts receivable plus inventories minus accounts payable.

(b) Elster defines Net Working Capital II as accounts receivable plus inventories minus accounts payable and advanced payments (which were assumed for purposes of the Projections to be US$ 23.7 million for 2012 and US$ 24.5 million for 2013). Please note that such assumed amounts with respect to advanced payments were not specifically disclosed to Melrose in the Melrose Projections.

(5) Adding the following text at the end of the subsection captioned “Certain Company Projections” (as amended by Amendment No. 4 to the Schedule 14D-9):

“Consistent with Elster’s external segment reporting, Elster’s management did not prepare projected financial information below Adjusted EBITDA for the MTP Excluding Contingencies, so no reconciling information from non-GAAP to GAAP figures exists or would be possible to prepare without unreasonable effort. Elster’s management did not prepare or provide to Melrose consolidated figures below Adjusted EBITDA for the MTP Excluding Contingencies in part because, as described above, Elster’s management believes the MTP Excluding Contingencies reflects highly optimistic estimates and assumptions that have little likelihood of achievement.”

(6) Revising and restating in its entirety the paragraph captioned “European Union Antitrust Laws” to read as follows:

“Under Article 7 of Council Regulation EC No. 139/2004, certain transactions may not be consummated unless first notified to the European Commission, and the European Commission has declared the notified transaction compatible with the common market or is deemed to have declared such transaction compatible due to the expiry of certain waiting periods without notice from the European Commission. The European Commission filing was made on July 6, 2012. On August 3, 2012, Melrose received the approval of the European Commission applicable to the purchase of Securities pursuant to the Offer.”

Item 9. Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits.

Exhibit No.	Document
(e)(16)*	Form of Information Access and Jurisdiction Agreement between Elster and members of the Elster Administrative Board, dated August 2, 2012.
(e)(17)*	Information Access and Jurisdiction Agreement between Elster and a Managing Director of Elster, dated August 2, 2012.
(e)(18)*	Information Access and Jurisdiction Agreement between Elster and a member of the Elster Administrative Board who is also a Managing Director, dated August 2, 2012.

SIGNATURES

After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Elster Group SE

By:	/s/ Rainer Beaujean

Name:	Rainer Beaujean

Title:	Managing Director and Chief Financial Officer

Date:	August 3, 2012

By:	/s/ Thomas Preute

Name:	Thomas Preute

Title:	Managing Director and Chief Legal Officer

Date:	August 3, 2012

EXHIBIT INDEX

Exhibit No.	Document
(e)(16)*	Form of Information Access and Jurisdiction Agreement between Elster and members of the Elster Administrative Board, dated August 2, 2012.

(e)(17)*	Information Access and Jurisdiction Agreement between Elster and a Managing Director of Elster, dated August 2, 2012.

(e)(18)*	Information Access and Jurisdiction Agreement between Elster and a member of the Elster Administrative Board who is also a Managing Director, dated August 2, 2012.